UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-52452
CUSIP NUMBER:	26700M109

(Check One):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	October 31, 2011

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

DUSSAULT APPAREL INC.
Full Name of Registrant

Former Name if Applicable

1308 Factory Place, Suite 311
Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90013
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-K for the period ended October 31, 2011 will not be submitted by the deadline due to a situation whereby additional time is required to complete the assembly of the necessary documentation and for our independent auditors to review the Form 10-K, due to a shortage in available personnel.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Robert Mintak	(323)	843-2186
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]
During the fiscal years ended October 31, 2011 and 2010, we earned gross revenues of approximately $66,000 as compared to $235,478, with gross profit of approximately $11,000 in the current fiscal year as compared to gross profit of $50,117 for the fiscal year ended October 31, 2010.  We experienced a substantial decline in overall sales, and a reduction to profit margin during the current fiscal year.

For the fiscal year ended October 31, 2011, our loss from operations decreased substantially to approximately $341,000, from $1,028,526 in the prior year.  This decrease was mainly due to a substantial reduction in salaries and wages from $350,732 for the fiscal year ended October 31, 2010 to Nil in the current fiscal year, as well as a substantial decrease in consulting fees from $369,161 (2010) as compared to approximately $65,000 in the current fiscal year, as our overall operational activity was substantially decreased.  As a result, our costs for advertising declined from $12,512 (2010) to approximately $2,800 and general and administrative expenses also declined from $179,887 (2010) to approximately $136,500 in the current fiscal year.

Professional fees are expected to reflect a slight increase from $50,729 in the fiscal year ended October 31, 2010 to approximately $53,500 for the year ended October 31, 2011.

During the current fiscal year the Company recorded approximately $13,000 to write down the value of obsolete inventory with no comparative entry in the prior fiscal year.  In addition we recorded a bad debt expense of approximately $75,000 in the current year, as compared to $109,735 in the prior fiscal year ended October 31, 2010 with respect to a note receivable that the Company has determined to be unrecoverable.

Other income and expenses are expected to reflect a trademark impairment charge of approximately $192,000 in the current fiscal year with no comparative entry in the fiscal year ended October 31, 2010, as the Company evaluated its capitalized trademark costs for recoverability and determined the recoverability of the asset to be impaired. In addition we recorded interest expenses of approximately $239,000 in the current fiscal year, as compared to interest income of $126 in the fiscal year ended October 31, 2010 as a result of certain loans which were settled by the issuance of shares of common stock at a discount to market price on the date of issue.

During the fiscal year ended October 31, 2011 the Company expects to record a net loss of approximately $772,000 as compared to a net loss of $1,028,400 in the prior fiscal year ended October 31, 2010.

DUSSAULT APPAREL INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	January 30, 2012	By:	/s/ Robert Mintak
		Name:	Robert Mintak
		Title:	Chief Operating Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).